Mercedes-Benz Auto Lease Trust 2013-A
Investor Report
Collection Period Ended   31-May-2013

Amounts in USD

Dates

Collection Period No.	2			
Collection Period (from... to)	1-May-2013	31-May-2013		
Determination Date	13-Jun-2013			
Record Date	14-Jun-2013			
Payment Date	17-Jun-2013			
Interest Period of the Class A-1 Notes (from... to)	15-May-2013	17-Jun-2013	Actual/360 Days	33
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-May-2013	15-Jun-2013	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	478,850,000.00	387,649,139.72	342,534,459.36	45,114,680.36	94.214640	0.715327
Class A-2 Notes	796,000,000.00	796,000,000.00	796,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	590,000,000.00	590,000,000.00	590,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	154,350,000.00	154,350,000.00	154,350,000.00	0.00	0.000000	1.000000
Total Note Balance	**2,019,200,000.00**	**1,927,999,139.72**	**1,882,884,459.36**	**45,114,680.36**		

Overcollateralization	380,319,126.59	402,709,580.86	412,721,863.89	
Total Securitization Value	**2,399,519,126.59**	**2,330,708,720.58**	**2,295,606,323.25**	
present value of lease payments	880,763,921.95	804,091,166.21	765,529,610.19	
present value of Base Residual Value	1,518,755,204.64	1,526,617,554.37	1,530,076,713.06	

	Amount	Percentage
Initial Overcollateralization Amount	380,319,126.59	15.85%
Target Overcollateralization Amount	449,909,836.24	18.75%
Current Overcollateralization Amount	412,721,863.89	17.20%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal per $1000 Face Amount
Class A-1 Notes	0.270000%	95,943.16	0.200362	45,210,623.52	94.415002
Class A-2 Notes	0.490000%	325,033.33	0.408333	325,033.33	0.408333
Class A-3 Notes	0.590000%	290,083.33	0.491667	290,083.33	0.491667
Class A-4 Notes	0.720000%	92,610.00	0.600000	92,610.00	0.600000
Total		**803,669.82**		**$45,918,350.18**	

Available Funds

		Distributions	
Lease Payments Received	40,453,229.43	(1) Total Servicing Fee	1,942,257.27
Net Sales Proceeds-early terminations (including Defaulted Leases)	7,357,639.50	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	49,092.17	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	480.65	(3) Interest Distributable Amount Class A Notes	803,669.82
Excess mileage included in Net Sales Proceeds	14,783.85	(4) Priority Principal Distribution Amount	0.00
Subtotal	47,859,961.10	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00

Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	45,114,680.36
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	646.35	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	47,860,607.45	(9) Excess Collections to Certificateholders	0.00
Reserve Account Draw Amount	0.00	**Total Distribution**	**47,860,607.45**
Total Available Funds	**47,860,607.45**		

Distribution Detail

	Amount Due	Shortfall	
Total Servicing Fee	1,942,257.27	1,942,257.27	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	803,669.82	803,669.82	0.00
thereof on Class A-1 Notes	95,943.16	95,943.16	0.00
thereof on Class A-2 Notes	325,033.33	325,033.33	0.00
thereof on Class A-3 Notes	290,083.33	290,083.33	0.00
thereof on Class A-4 Notes	92,610.00	92,610.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	803,669.82	803,669.82	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	45,114,680.36	45,114,680.36	0.00
Principal Distribution Amount	45,114,680.36	45,114,680.36	0.00

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	11,997,595.63
Reserve Fund Amount - Beginning Balance	11,997,595.63
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	101.91
minus Net Investment Earnings	101.91
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	11,997,595.63
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	101.91
Net Investment Earnings on the Exchange Note Collection Account	544.44
Investment Earnings for the Collection Period	646.35

Notice to Investors

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,399,519,126.59	57,098
Securitization Value beginning of Collection Period	2,330,708,720.58	56,801
Principal portion of lease payments	28,279,156.21	
Terminations- Early	5,748,367.30	
Terminations- Scheduled	33,193.68	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,041,680.14	
Securitization Value end of Collection Period	2,295,606,323.25	56,639
Pool Factor	95.67%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.34%	6.33%
Weighted Average Remaining Term (months)	25.13	22.16
Weighted Average Seasoning (months)	9.42	12.36
Aggregate Base Residual Value	1,721,197,534.44	1,707,067,992.94
Cumulative Turn-in Ratio		36.23%
Proportion of base prepayment assumption realized life to date		99.77%
Actual lifetime prepayment speed		0.30%

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	2,293,553,217.10	56,591	99.91%
31-60 Days Delinquent	1,632,079.44	38	0.07%
61-90 Days Delinquent	310,457.94	8	0.01%
91-120 Days Delinquent	110,568.77	2	0.00%
Total	2,295,606,323.25	56,639	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	1,022,348.99
Less Liquidation Proceeds	835,268.40
Less Recoveries	86,629.75
Current Net Credit Loss / (Gain)	100,450.84
Cumulative Net Credit Loss / (Gain)	8,065.24
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date	
Securitization Value	0.000%

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	5,800,892.13
Less sales proceeds and other payments received during	
Collection Period	6,601,267.78
Current Residual Loss / (Gain)	(800,375.65)
Cumulative Residual Loss / (Gain)	(2,344,944.74)

Cumulative Residual Loss / (Gain) as % of Cut-off Date Securitization Value	(0.098%)